FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 20, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Minutes of the meeting of the board of directors of Cosan Limited held on October 20th, 2014.

2.	Notice to Shareholders regarding interim dividend

Item 1

MINUTES of the meeting of the board of directors of Cosan Limited (the “Company”) held at the Company’s offices at Av. Pres. Juscelino Kubitschek, 1327, 4th floor, Sao Paulo, on October 20th, 2014, at 11 a.m. (the “Meeting”).
Pursuant to the Company’s Bye-Laws, certain Directors participated in the meeting via telephone conference.

PRESENT:	Mailson Ferreira da Nobrega, Class I Director
Jose Alexandre Scheinkman, Class I Director
George E. Pataki, Class I Director

Marcus Vinicius Pratini de Moraes, Class II Director
Marcos Marinho Lutz, Class II Director
Marcelo de Souza Scarcela Portela, Class II Director
Burkhard Otto Cordes, Class II Director

Rubens Ometto Silveira Mello, Class III Director
Pedro Isamu Mizutani, Class III Director
Marcelo Eduardo Martins, Class III Director
Helio França, Class III Director

1.           CHAIRMAN

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.           NOTICE & QUORUM

The Chairman read the notice convening the Meeting and confirmed that notice had been given to all of the directors in accordance with the bye-laws and that a quorum was present.

3.           PREVIOUS MINUTES & MATTERS ARISING

The minutes of the last meeting of the board of directors held on August 6th, 2014 were taken as read and confirmed.

4.           INTERMEDIARY DIVIDEND PAYMENT

Pursuant to Bye-law 34, it was proposed that the Company pay intermediary dividends to its class A and B common shareholders from the profits generated by the Company in the Fiscal Year ended on December, 31, 2014. It was noted that payment of the proposed intermediary dividend would comply with the requirements of the Bermuda Companies Act 1981 namely that there would be no reasonable grounds for believing that the Company would after the payment of such dividends be unable to meet its liabilities as they become due or the realizable value of the Company’s assets would thereby be less than its liabilities.

It was RESOLVED that it was in the best interests of the Company that the Company pay, as interim dividends to its class A and B common shareholders, including shareholders in the form of the Company’s BDRs, the amount of US$38,345,901.31, which shall be equally divided by the total amount of class A and B common shares of the Company.

It was FURTHER RESOLVED that the dividends shall be paid on November 04th ,2014, exclusively to the holders of the class A and B common shares, and November 12th, 2014 for the Company’s BDRs holder, in the amount of US$0.144870503. The Board of Directors has fixed October 30th, 2014 as the record date for the class A and B common shares and October 27th,2014 for the Company’s BDRs.

5.           CLOSE

There being no further business, the proceedings then concluded.

______________________________
Chairman

Item 2

COSAN LIMITED
BDR Issuer
Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT33), announces to shareholders that, in Board of Directors Meeting held on October 20, 2014, it was approved the distribution of the total amount of interim dividends to be received from Cosan S.A. Indústria e Comércio on date to be defined, in accordance with the following terms:

Holders of class A and/or B shares (NYSE: CZZ):

i.
shareholders will receive payment of interim dividends relative to the 2014 fiscal year to be ended on December 31, 2014, in the total amount of US$38,345,901.31 (thirty eight million, three hundred and forty five thousand, nine hundred and one United States Dollars and thirty one cents), corresponding to US$0.144870503 per class A and/or B shares;

ii.	the dividends Declaration Date will be October 20, 2014;
iii.	the above mentioned dividends Record Date will be October 30, 2014;
iv.	CZZ shares will trade "ex" as of October 28, 2014;
v.	the dividends Payment Date will be November 04, 2014.

Holders of Brazilian Depositary Receipts (BDR) (BM&FBovespa: CZLT33):

i.
the estimated value of Dividends to be paid to holders of Brazilian Depositary Receipts (BDR) in Brazilian Reais is R$0.354498120 per BDR, corresponding to US$0.144870503 converted in Brazilian Reais with the PTAX of October 17, 2014. The final value in Brazilian Reais will be released after the closing of PTAX on November 4, 2014 ;

ii.	the above mentioned dividends Record Date for the BDR’s holders will be October 27, 2014;
iii.	the BDR’s will trade "ex" as of October 28, 2014;
iv.	the dividends Payment Date for BDR’s holders will be November 12, 2014.

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange. For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors.

São Paulo, October 20, 2014

Marcelo Eduardo Martins
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 20, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer